                              PROSPECTUS SUPPLEMENT
                        Filed Pursuant to Rule 424 (b)(3)
                     (To Prospectus dated October 30, 2000)
                           Registration No. 333-48938


                          -----------------------------
                             USA TECHNOLOGIES, INC.

                        6,700,000 shares of Common Stock

                          -----------------------------

         The following shall be added to "Results of Operations" of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus:

         The six month period ended December 31, 2000 resulted in a net operating loss of $3,576,352 compared to a net operating loss of $3,822,650 for the comparable period ended December 31, 1999. Revenues were $665,001 compared to $1,093,504, a $428,503 or 39% reduction. Of the total revenues, equipment sales totaled $337,040, a decrease of $435,746 or 56%. Cost of sales of $386,177 represented a decrease of $318,915, and is directly attributable to the decrease in equipment sales. General and administrative expenses of $1,988,106 decreased by $174,790 or 8%. The principal reason was a large decrease in legal fees of $443,400 mostly related to the pending MBE litigation and a reduction in professional fees of $77,388. This decrease was offset by increases in outside marketing and operational services of $118,532, increased charges for public relations of $72,788, increases in license fees of $60,209, increases in product development costs of $53,835, and increases in trade show and related travel expense of $39,679 or 48%. Compensation expense of $1,077,475 decreased by $73,441 or 6% principally due to the capitalization of $97,095 of compensation expense relating to software development costs for work performed on the e-Port(TM) network. Debt related expenses including interest charges decreased $117,051 from the comparable six month period last year, due mainly to the Senior Note conversions into Common Stock and lower outstanding balances on the equipment line of credit.

         The following shall be added to "Liquidity and Capital Resources" section of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Prospectus:

         For the six month period ended December 31, 2000, there was a net decrease in cash of $1,115,394. This was attributable to $2,131,256 of cash used in operating activities and $945,877 for investing activities, offset by net proceeds of $1,961,739 primarily from the issuance of Common Stock and the exercise of Common Stock Warrants. The cash used in operating activities consisted of the operating loss of $3,576,352, partially offset by favorable changes of $800,937 in operating assets and liabilities and $468,920 of non cash amortization of the equity component of the Senior Note. As of December 31, 2000, total cash on hand was $743,966, and the working capital deficit was $130,915, of which $1,327,592 was invested in inventory.

         During September 2000, the Company received signed subscription agreements in the amount of $1,150,000. As of December 31, 2000, a total of $640,000 of proceeds had been collected. Subsequent to December 31, 2000, an additional $10,000 of proceeds has been received and is reflected in current assets at December 31, 2000. The Company anticipates the remaining $500,000 of subscriptions receivable will be collected by March 31, 2001. Subsequent to December 31, 2000, we extended the termination date of the warrants subscribed for as part of the offering from January 31, 2001 until March 31, 2001.

         During October 2000, we authorized a $5,000,000 private placement offering of 500 units at a unit price of $10,000. Each unit consisted of a 12% Convertible Senior Note in the principal amount of $10,000 and 2,000 Common Stock Purchase Warrants. Each 12% Convertible Senior Note is convertible into Common Stock at $1.25 per share anytime through its maturity date of December 31, 2003. Holders of the existing 12% Senior Notes due in December 2001 had the right to invest in the offering by exchanging their existing Notes instead of paying cash. For each $10,000 face amount existing Senior Note exchanged, the holder would receive one unit. In December 2000, we amended this offering by substituting 2,000 shares of restricted Common Stock for the 2,000 Common Stock Purchase Warrants, and by authorizing the sale of an additional 100 units. Subsequent to December 31, 2000, we authorized an additional 70 units for sale for a total offering of 670 units. We have agreed to use our best efforts at our cost and expense to register for resale under the Act the shares sold in the offering as well as the shares underlying the Convertible Senior Notes.

         As of December 31, 2000, there were $39,000 or 3.9 units of the 2000 12% Convertible Senior Notes purchased, of which $19,000 was purchased through the exchange of $19,000 of the existing 12% Senior Notes.

         Subsequent to December 31, 2000, the Company closed the offering and signed subscription documents have been received for all 670 units. Of these 670 units, the Company received signed subscription documents from existing Senior Noteholders agreeing to exchange 374.5 units ($3,745,000) of a total of 406.3 units ($4,063,000) of the existing Senior Notes. These exchanges leave only $318,000 of the Senior Notes which mature in December 2001.

         Subsequent to December 31, 2000 and through January 31, 2001, the Company received $2.9 million of signed subscription documents for new purchasers of the 2000 Convertible Note, of which $.9 million of cash has been received and deposited.

         Through December 31, 2000, the Company has not sold any shares of Common Stock to Swartz Private Equity, LLC under its equity line investment agreement with Swartz.

         Subsequent to December 31, 2000, the Company reduced the exercise prices of all outstanding warrants and purchase rights to $1.00 per share through March 31, 2001, and extended the expiration dates until March 31, 2001 for the exercise of the 1999-A and 1999-B warrants at $1.00 and for the exercise of the 1995 warrants.

         The following shall be added under the "Business" section of the
Prospectus:

         On March 5, 2001 the Company entered into a strategic alliance agreement with Marconi Online Systems, Inc., a subsidiary of Marconi, plc. The agreement provides that Marconi and the Company would jointly promote each other's products to the intelligent vending market and the unattended retailing and merchandising systems market. Marconi, plc is a global communications and IT company with 49,000 employees and sales in over 100 countries.

         The strategic alliance agreement grants to Marconi the right to purchase up to 3,000,000 shares of our Common Stock at $1.00 per share at any time for 90 days following March 5, 2001. Marconi also has the right to purchase up to 3,000,000 additional shares at $1.25 per share at any time following 180 days after exercise of the first option. If Marconi does not exercise the first option, then the second option is exercisable for 180 days following March 5, 2001. If Marconi exercises either of the options, Marconi has been granted the right of first refusal on acquisition of the Company.

                  As part of and in order to further implement the strategic alliance, the parties intend to enter into a supply and support agreement covering their respective products and services. At the time the supply and support agreement is entered into, Marconi has agreed to place an order with us for our products. We anticipate that the supply and support agreement should be entered into prior to May 1, 2001, however, in the event this agreement is not entered into by that date, either party has the option to terminate the strategic alliance.

         The following shall be added to the "Related Transactions" section of the Prospectus:

         On February 26, 2001, (i) we awarded a bonus to each of our Chief Executive Officer and President of 100,000 shares of Common Stock; (ii) we issued to our 5 executive officers an aggregate of 90,000 shares of Common Stock and options to purchase up to 360,000 shares at $1.00 per share and increased the base salaries of these executive officers. These options are exercisable for five years after vesting and vest over a 24 month period; and (iii) we issued options to purchase up to 50,000 shares at $1.00 per share to each of our 6 outside directors. These options vest over a 16 month period and are exercisable during the five year period following vesting. We have agreed to use our best efforts at our cost and expense to register all of these shares as well as all of the shares underlying these options for resale by the holder thereof under the Act.

         During the period from July 1, 2000 and through the date hereof, George
R. Jensen, Jr., our Chief Executive Officer and Chairman, made gifts of 140,000 shares of our Common Stock beneficially owned by him, and is now the beneficial owner of 845,000 shares of Common Stock (consisting of Common Stock and shares underlying Convertible Senior Notes and options).

         The date of this Prospectus Supplement is March 14, 2001.